May 18, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Kaitlin Tillan
cc:	Mr. David Burton

Mr. Martin James

RE:	Comment Letter Response

PerkinElmer, Inc.

File No. 1-05075

Related to filings on Form 10-K for the fiscal year ended December 31, 2006 and Form 8-K dated January 25, 2007

Dear Ms. Tillan:

The following is our response to the comment letter sent by the Staff of the U.S. Securities and Exchange Commission on May 4, 2007, including supplemental details of how each of the disclosure comments will be addressed in our future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The format of this letter matches that of the Staff’s letter, with the comments of the Staff presented in italics followed by our responses in the standard typeset. We hope this is helpful to you in reviewing this response letter.

The Company’s responses are as follows:

U.S. Securities and Exchange Commission

May 18, 2007

Form 10-K for the fiscal year ended December 31, 2006

Item 8. Financial Statements and Supplemental Data

Note 22. Industry Segment and Geographic Area Information, Page 91

1.	Please refer to prior comments 4 and 5 from our April 11, 2007 letter and your responses thereto in your letter dated April 25, 2007. Since you disclose that you only have two segments, it appears that the amounts included in “Other” represent reconciling items in determining the amount of each segments operating profit. If true, in future filings you should include explanations of the measurement of your segment profit and segment assets required by paragraphs 31(b) and (c) of SFAS 131 and consistent with paragraph 32 of SFAS 131, you should separately identify and describe all significant reconciling items. Otherwise, please tell us why you believe the current disclosure complies with these disclosure requirements.

Response 1:

The amounts included in the “Other” line item under operating profit represent our corporate expenses, including expenses for corporate headquarters, such as legal, tax, accounting and finance, human resources, property and insurance management, information technology, treasury and other management and compliance costs. In addition, there are direct expenses paid at the corporate headquarters, including such costs as pension and post-retirement programs, stock based compensation, workers’ compensation programs, and health insurance costs. We have a process to allocate and recharge the common and direct expenses to the reportable segments when such expenses are administered or paid by the corporate headquarters. A portion of the common expenses have been allocated to the reportable segments based on the estimated extent to which the segment benefited from them.

We believe that the majority of the expenses recorded in the “Other” line item are a direct result of corporate activity and the Company being a public entity. These expenses are not expenses which are directly attributable to the operations of our operating segments and thus any allocation of these costs would be discretionary and could misrepresent the performance of our operating segments.

The amounts included in the “Other” line item under total assets primarily represent our assets related to corporate activity and discontinued operations. These assets are not directly attributable to our operating segments. Any allocation of these assets would, as a result, be discretionary and could misrepresent our operating segments.

We agree with the Staff’s comment, and we will modify the Industry Segment and Geographic Area Information under Item 8. in future filings to include the following detail:

Corporate primarily includes assets and expenses for discontinued operations and the corporate headquarters, such as legal, tax, accounting and finance, human resources, property and insurance management, information technology, treasury and other management and compliance costs. The Company has a process to allocate and recharge expenses to the reportable segments when such costs are administered or paid by the corporate headquarters based on the extent to which

U.S. Securities and Exchange Commission

May 18, 2007

the segment benefited from the expenses. These amounts have been calculated in a consistent manner and are included in the Company’s calculations of segment results to internally plan and assess the performance of each segment for all purposes, including determining the compensation of the business leaders for each of the Company’s operating segments.

In addition, we will modify the tables of the Industry Segment and Geographic Area Information under Item 8. in future filings to include the word “Corporate” instead of “Other.”

Forms 8-K dated January 25, 2007 and April 26, 2007

2.	Please refer to prior comment 7. You should include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each separate non-GAAP measure. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provides useful information to investors regarding your results of operations and, to the extent material, a statement disclosing the additional purposes, if any, for which you use each of the non-GAAP financial measures. In the discussion of why the measure is useful to investors, you must discuss why investors would find it valuable in the context in which it is presented, given the excluded items. The required statements of the purposes for which management used the non-GAAP financial measure and the utility of the information to investors should not be boilerplate. The statements should be clear and understandable. The statements should be specific to the non-GAAP financial measure used, the company, the nature of your business and industry, and the manner in which management assesses the non-GAAP financial measure and applies it to management decisions. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented.

Response 2:

We agree with the Staff’s comment, and confirm that we will revise our Form 8-Ks in future filings to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented.

We will include disclosure similar to the following:

In addition to financial measures prepared in accordance with generally accepted accounting principles (GAAP), this earnings announcement also contains non-GAAP financial measures of adjusted gross margin, adjusted selling, general and administrative expense, adjusted research and development expense, adjusted operating profit, adjusted operating profit for each of our segments and adjusted earnings per share. We disclose the items that have been excluded from the calculation of each non-GAAP financial measure separately in the reconciliation tables that are included in the exhibits to this earnings announcement.

U.S. Securities and Exchange Commission

May 18, 2007

The items we exclude in calculating our non-GAAP financial measures are unpredictable in nature and not part of our core operations, but are significant enough to impact the trend of our operating performance. We believe that excluding these items provides useful information to our investors because these items make it difficult to understand and predict our ongoing core operating performance based solely on our GAAP financial statements. We believe that the above mentioned non-GAAP measures help our investors and analysts better understand and assess our ongoing core operating performance, particularly long-term trend analyses, and our future operating potential, as well as make useful comparisons to the financial results of our peers and our general industry. In addition, these non-GAAP measures are also the primary measures by which our management evaluates the operating performance of the Company, communicates our financial results to our Board of Directors, benchmarks our results against historical performance or the performance of our peers, evaluates investment opportunities including acquisitions and divestitures as well as determines the annual bonus payments for senior management and employees.

The non-GAAP financial measures included in this earnings announcement are not meant to be considered superior to, or a substitute for, results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this earnings announcement may be different from, and therefore may not be comparable to, similar measures used by other companies. Reconciliations of the non-GAAP financial measures used in this earnings announcement and in our related investor conference call to the most directly comparable GAAP financial measures are set forth in the accompanying exhibits to this earnings announcement.

The reconciliation tables show which items have been excluded from our non-GAAP financial measures. Those items have been excluded for the following reasons:

•

We exclude all acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition, in-process research and development acquired and the amortization of acquisition related intangible assets. We exclude these items because they are unpredictable in nature, vary significantly and are not part of our core operations, which adversely affect the comparability of our operating results, both to prior and future periods and relative comparisons to peers that are acquisitive and non-acquisitive. These items are also excluded from our internal evaluation of our financial performance after completion of the acquisitions.

•

We exclude restructuring charges and reversals, impairments, gains and losses on divestitures, significant tax gains and losses and significant one time events that are unlikely to recur. These items tend to occur due to an acquisition, divestiture, repositioning of the business or other unusual event. We exclude these items because they are usually non-operating in nature, unpredictable and vary significantly in amount. We also exclude these items to facilitate the comparability of our financial results across periods, particularly long-term trend analyses, and relative to the financial results of our peers. The exclusion of these items is also consistent with how we internally measure and evaluate the performance of our operating results.

•

We exclude the expense and tax effects associated with the effect of stock option expense. Exclusion of stock option expense allows for better comparisons with prior periods, particularly long-term trend analyses, and with the operating results of our peers. Stock-based compensation plans and the critical assumptions used to calculate the fair-value of the expense vary dramatically between us and our peers, which makes comparisons of operating performance difficult for investors. This exclusion is also consistent with how we internally measure and evaluate the performance of our operating results.

3.	In this regard, please tell us why you believe that gains on dispositions, gains on investments and the resolution of prior year tax contingencies are an integral part of your ongoing core business operations. Discuss why including these gains while excluding the expenses noted in your disclosure presents a balanced picture of the non-GAAP measure you are presenting.

Response 3:

It has been our practice to include the line items “Gains on dispositions, net,” “Gains on dispositions of investments, net” and “Resolution of prior year tax matters,” which are comprised of both gains and losses, as we believe

U.S. Securities and Exchange Commission

May 18, 2007

they are part of our ongoing core operations. We have also consistently followed this practice in our earning announcements. The line item “Gains on dispositions, net” includes net gains and losses from the sale or disposal of property, plant and equipment mainly for productive assets that were used in our core operations; the line item “Gains on investments, net“ primarily includes net gains and losses from the sale or disposal of business investments and the related transaction costs associated with those investments that were made in the ordinary course of our core operating activities; the line item “Resolution of prior year tax contingencies” includes ordinary provisions and benefits for both current year and prior year tax contingencies relating to our ongoing core business, such as the provision for current year tax contingencies and the settlement of tax audits. It is important to note that the above mentioned line items happen to be net gains of $0.4 million for both the fourth quarter of 2006 and the first quarter of 2007. However, these line items have netted to losses in the past, for example, $1.4 million of losses from dispositions in the fourth quarter of 2004, which have not been excluded from our non-GAAP measures. These line items could net to losses in the future and would not be excluded in calculating our non-GAAP measures. In addition, these net gains and losses are included when we internally measure and evaluate the performance of our operating results.

U.S. Securities and Exchange Commission

May 18, 2007

Pursuant to the request of the Staff of the U.S. Securities and Exchange Commission, contained on the final page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you or the Staff should have additional questions or comments, please do not hesitate to contact me at 781-663-5654.

Sincerely,

/s/ Jeffrey D. Capello

Jeffrey D. Capello

Senior Vice President and Chief Financial Officer

cc: David Finnerty, Deloitte & Touche LLP